

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2019

Zhengbin (Bing) Yao, Ph.D.
Chairman, President and Chief Executive Officer
Viela Bio, Inc.
One MedImmune Way
First Floor, Area Two
Gaithersburg, MD 20878

      Re: **Viela Bio, Inc.**
              Amendment No. 2 to Draft Registration Statement on Form S-1
              Exhibit Nos. 10.8-10.10, 10.11.1, 10.11.2, 10.12-10.22
              Submitted August 14, 2019
              CIK No. 0001734517

Dear Dr. Yao:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                    Sincerely,

                                    Division of Corporation Finance